

February 23, 2011

Mr. Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2 Place Jean Millier
La Défense 6
92400 Courbevoie, France

>   **Re: Total S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed April 1, 2010**
>   **Response Letter Dated November 5, 2010**
>   **File No. 1-10888**

Dear Mr. de La Chevardière:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The information in your supplemental responses one and two is more fulsome than the disclosure provided in your Form 20-F. Revise your filing to provide that information.

Item 4. Information on the Company

Production, page 11

2.   We note your response to prior comment four which includes a qualitative analysis regarding your gas production to be sold under long term contracts. Please include this qualitative discussion in your filing and provide quantitative disclosure where you determined that you have a fixed and determinable quantity of gas to be delivered under existing agreements.

Note 4 Business Segment Information, page F-19

D) Additional Information on Impairments, page F-29

3.   We note your response to prior comment nine. Please confirm to us that you have
        completed a value in use calculation using a pre-tax discount rate. In addition, please
        expand your disclosure to:

        • Disclose your pre-tax discount rate; and

        • Assert clearly in the footnote, if true, that the use of a post-tax discount rate in
          determining value in use does not result in a materially different determination of the
          need for, and amount of impairment that would be required if a pre-tax discount rate had
          been used.

Other Information

Net gas production, production prices, and production costs, page S-16

4.   We note your response to prior comment 14 which specifies that you will present
        combined consolidated operations and equity affiliates as from fiscal 2009. Please clarify
        that you will also present the data separately for consolidated operations and equity
        affiliates.

Engineering Comments

Risk Factors, page 4

Our crude oil and natural gas reserve data are only estimates, and subsequent downward
adjustments are possible. If actual production from such reserves is lower than current estimates
indicate, our results of operations and financial condition would be negatively impacted, page 5

5.   In part, response 16 in your November 5, 2010 letter states, "[F]or proved reserves
        evaluation, conservative assumptions are systematically retained to estimate
        hydrocarbons initially in place, initial production rates or recovery efficiency." Please
        revise your discussion to provide the information in your response and expand it to
        disclose the risk(s) that your "conservative assumptions" for hydrocarbons in place, etc.
        may not be realized.

Information on the Company, page 8

Middle East, page 29

6.   In our prior comment 17, we asked that you, "[A]ddress the capital you will have at risk,
        the contractual oil price(s) and the cost recovery and profit apportionment of derived

revenue. Please tell us if you will be allowed to apply production/revenues from other areas to your Halfaya field cost recovery and profit balances." We repeat our request to tell us the figures for the capital you estimate will be at risk, the oil prices and production fees to be applied in determination of the "in kind" cost recovery and remuneration. Tell us if you will be allowed to apply production/revenues from other areas to your Halfaya field cost recovery and profit balances.

Supplemental Oil and Gas Information (Unaudited), page S-1

Proved undeveloped reserves, page S-2

7.   In our prior comment 20, we asked that you disclose the figures for the capital you expended to develop your proved undeveloped reserves in 2009. You responded that your incurred development costs for conversion of PUD reserves are the "principle component" of the balance of €8.1 billion less €0.6 billion for asset retirement obligations. Please tell us the precise figures for these costs and expand your discussion to include them.

Standardized Measure of Discounted Future Net Cash Flows (Excluding Transportation), page S-14

8.   Your response 21 stated that you exclude amounts related to transportation of hydrocarbon from the standardized measure. Please explain to us how you incorporate reductions to bench mark product prices due to transportation costs.

Closing Comments

        You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters.   You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director